Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Predecessor							Successor
	Fiscal Year Ended June 30,					Six Months Ended December 31,	July 1, 2011 through	July 21, 2011 through December 31,
	2007	2008	2009	2010	2011	2010	July 20, 2011	2011
	(dollars in thousands)

Earnings:
Income (loss) from continuing operations before income taxes	$102,775	$123,120	$113,062	$140,996	$145,663	$69,809	$(62,317)	$(16,093)
Add:
Fixed charges	14,964	21,390	21,984	18,304	19,736	9,256	1,080	56,666
Earnings (losses) adjusted for fixed charges	$117,739	$144,510	$135,046	$159,300	$165,399	$79,065	$(61,237)	$40,573

Fixed Charges:
Interest expense, including amortization of expenses related to indebtedness	$35	$3,288	$5,104	$1,202	$859	$316	$19	$48,947
Estimate of the interest expense component of rent expense (1)	14,929	18,102	16,880	17,102	18,877	8,940	1,061	7,719
Total fixed charges	$14,964	$21,390	$21,984	$18,304	$19,736	$9,256	$1,080	$56,666
Ratio of earnings to fixed charges (2)	7.9	6.8	6.1	8.7	8.4	8.5	-	-

Deficiency of earnings available to cover fixed charges	-	-	-	-	-	-	62,317	16,093

Notes:

(1)	Half of rent expense is deemed to be representative of interest.

(2)   For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges include interest expense (including amortization of original issue discount and debt issuance costs) and the portion of operating rental expense that our management believes is representative of the interest component of rent expense. The ratio of earnings to fixed charges is not presented for the periods in which earnings were inadequate to cover fixed charges. See the Deficiency of earnings available to cover fixed charges line above for the amount of the deficiency.